SE [barcode] N

17005041

ANNUAL AUDITED REPORT

SEC Mail Processing Section FEB 28 2017 Washington DC 415

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# FORM X-17A-5
# PART III

SEC FILE NUMBER
8-33854

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GWFS Equities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Seventh Floor - 8525 East Orchard Road
(No. and Street)

| Greenwood Village | Colorado | 80111 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Chris Kaiser 303-737-3213
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

| Suite 3600 - 555 Seventeenth St | Denver | Colorado | 80202-3942 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Regina Mattie, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GWFS Equities, Inc., as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Regina Mattie
Signature

Treasurer
Title

Kara P Kerr
Notary Public

KARA P KERR
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 19954015305
MY COMMISSION EXPIRES OCT. 3, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

## GWFS Equities, Inc.

**TABLE OF CONTENTS**

# Deloitte.

**Deloitte & Touche LLP**

Suite 3600
555 Seventeenth Street
Denver, CO 80202-3942
USA

Tel: 1 303 292 5400
Fax: 1 303 312 4000
www.deloitte.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
GWFS Equities, Inc.
Greenwood Village, Colorado

We have audited the accompanying statement of financial condition of GWFS Equities, Inc. (the "Company") (a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company) as of December 31, 2016, and the related statements of operations, stockholder's equity, cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of GWFS Equities, Inc. as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 3 to the financial statements, the accompanying financial statements have been prepared from the separate records maintained by the Company and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company, as portions of certain expenses represent allocations made from affiliates.

The supplemental schedules g, h, and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte & Touche LLP

February 24, 2017

# GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Financial Condition

December 31, 2016

| | | |
|---|---|---|
| **Assets** | | |
| Cash | $ | 2,630,978 |
| Cash segregated under federal regulations | | 1,235,703 |
| Short-term investments (amortized cost of $5,295,663) | | 5,295,663 |
| Investment income due and accrued | | 31,888 |
| Fees receivable | | 62,324,626 |
| Due from affiliates | | 23,373 |
| Other assets | | 131,265 |
| Fixed maturity investments, at fair value (amortized cost of $10,762,829) | | 10,686,956 |
| Software, net of accumulated depreciation of $20,000 | | 80,000 |
| Deferred income taxes | | 21,888 |
| **Total assets** | | 82,462,340 |
| **Liabilities and stockholder's equity** | | |
| Accounts payable and accrued expenses | | 1,347,742 |
| Due to affiliates | | 67,454,970 |
| Total liabilities | | 68,802,712 |
| **Contingencies (see Note 8)** | | |
| **Stockholder's equity:** | | |
| Common stock, no par value; 10,000 shares authorized; 4,000 shares issued and outstanding | | 2,200,000 |
| Additional paid-in capital | | 11,470,151 |
| Accumulated deficit | $ | (10,523) |
| Total stockholder's equity | | 13,659,628 |
| **Total liabilities and stockholder's equity** | $ | 82,462,340 |

See notes to financial statements.

# GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Operations

Year Ended December 31, 2016

| | |
|---|---|
| **Revenues:** | |
| Administration fees | $ 396,632,808 |
| Commission income | 528,706 |
| Investment income | 224,409 |
| Total revenues | 397,385,923 |
| **Expenses:** | |
| Service level agreement expenses | 396,148,005 |
| General and administrative expenses | 1,346,254 |
| Total expenses | 397,494,259 |
| **Loss before income taxes** | (108,336) |
| Income tax benefit | (38,829) |
| **Net loss** | $ (69,507) |

See notes to financial statements.

## GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Stockholder's Equity

Year Ended December 31, 2016

| | Common Stock | | Additional Paid-In | Accumulated | |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Total |
| **Balance, January 1, 2016** | 4,000 | $ 2,200,000 | $ 11,451,105 | $ 58,984 | $ 13,710,089 |
| Capital contribution | | | 19,046 | | 19,046 |
| Net loss | | | | (69,507) | (69,507) |
| **Balance, December 31, 2016** | 4,000 | $ 2,200,000 | $ 11,470,151 | $ (10,523) | $ 13,659,628 |

See notes to financial statements.

# GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

Statement of Cash Flows

Year Ended December 31, 2016

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (69,507) |
| Adjustments to reconcile net loss to net cash used in operating activities by operating activities: | | |
| Depreciation and amortization | | 20,000 |
| Amortization of premium (discount) on investments | | 88,231 |
| Net unrealized losses on investments | | 78,648 |
| Deferred income taxes | | (22,860) |
| Changes in operating assets and liabilities: | | |
| Cash segregated under federal regulation | | (1,080,519) |
| Fees receivable | | 7,140,840 |
| Investment income due and accrued | | (10,066) |
| Other assets | | (100,097) |
| Accounts payable and accrued expenses | | 1,069,060 |
| Due to/from affiliates | | (22,677,901) |
| Net cash used in operating activities | | (15,564,171) |
| **Cash flows from investing activities:** | | |
| Proceeds from sales, maturities and redemptions of investments: | | |
| Fixed maturities | | 1,853,364 |
| Purchase of investments: | | |
| Fixed maturities | | (4,947,285) |
| Net change in short-term investments | | 2,714,807 |
| Net cash used in investing activities | | (379,114) |
| Cash flows from financing activities: | | |
| Capital contribution | | 19,046 |
| Net cash provided by financing activities | | 19,046 |
| **Net decrease in cash** | | (15,924,239) |
| Cash, beginning of year | | 18,555,217 |
| Cash, end of year | $ | 2,630,978 |
| **Supplemental disclosure of cash flow information:** | | |
| Net cash received (paid) during the year for: | | |
| Income taxes | $ | 1,925 |

See notes to financial statements.

## 1. Organization, Basis of Presentation and Significant Accounting Policies

***Organization***

GWFS Equities, Inc. (the "Company" or "GWFS") is a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company ("GWL&A"). GWL&A is a direct wholly-owned subsidiary of GWL&A Financial Inc. ("GWL&A Financial"), a holding company formed in 1998. GWL&A Financial is a direct wholly-owned subsidiary of Great-West Lifeco U.S. LLC ("Lifeco U.S.") and an indirect wholly-owned subsidiary of Great-West Lifeco Inc. ("Lifeco"), a Canadian holding company. The Company is registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA").

The Company acts as a non-clearing broker-dealer and offers and sells mutual funds and variable annuities to its customers. Beginning in 2015, the Company registered as a General Securities firm and acts as an introducing brokerage firm in the offer and sale of debt and equity securities, which are cleared on a fully disclosed basis through a third party broker-dealer. The Company is exempt from the provisions of Rule 15c3-3 of the Securities Exchange Act of 1934 (the "Rule"), as the Company satisfies the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

***Basis of Presentation***

The financial statements include the accounts of the Company and are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

***Use of estimates***

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include the valuation of investments in the absence of quoted market values and the valuation of deferred tax assets or liabilities. Actual results could differ from those estimates.

**Summary of significant accounting policies**

***Cash***

Cash includes only amounts in demand deposit accounts.

***Cash segregated under federal regulations***

At December 31, 2016, the Company had on deposit $1,235,703 in an account for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

***Short-term investments***

Short-term investments include securities purchased with investment intent and with initial maturities of one year or less, and are carried at fair value which is approximated from amortized cost. They also include highly liquid money market securities that are traded in an active market and are carried at fair value.

***Fixed maturity investments***

The Company holds fixed maturity investments consisting of U.S. agency mortgage-backed securities which are carried at fair value with changes in fair value reported in investment income. Included in investment income are net unrealized losses of $78,648 on fixed maturity investments still held at December 31, 2016. Premiums and discounts are recognized as a component of investment income using the effective interest method.

The recognition of income on certain investments is dependent upon market conditions, which may result in prepayments and changes in amounts to be earned. Prepayments on all mortgage-backed securities are monitored monthly and amortization of the premium and/or the accretion of the discount associated with the purchase of such securities are adjusted by such prepayments.

***Fees receivable***

Fees receivable include earned mutual fund service fees and fees for other asset-based financial services that were provided to individual and institutional clients by the Company on behalf of the funds. It also includes earned commission income on trades executed on behalf of clients.

***Fair value***

Certain assets are recorded at fair value on the Company's statement of financial condition. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset in an orderly transaction between market participants on the measurement date. The Company categorizes its assets measured at fair value on a recurring basis into a three-level hierarchy, based on the priority of the inputs to the respective valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). The Company's assets recorded at fair value on a recurring basis have been categorized based upon the following fair value hierarchy:

- Level 1 inputs utilize observable, quoted prices (unadjusted) in active markets for identical assets that the Company has the ability to access at the measurement date. Financial assets utilizing Level 1 inputs include certain money market funds.

- Level 2 inputs utilize other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. The fair values for some Level 2 securities are obtained from pricing services. The inputs used by the pricing services are reviewed at least quarterly or when the pricing vendor issues updates to its pricing methodology. For fixed maturity investments, inputs include benchmark yields, reported trades, broker-dealer quotes, issuer spreads, two-sided markets, benchmark securities, bids, evaluated bids, offers and reference data including market research publications. Additional inputs utilized for assets and liabilities classified as Level 2 are:

  - U.S. Agency Pools - FINRA reported trades, To Be Announced ("TBA") prices and monthly payment information.

- Level 3 inputs are unobservable and include situations where there is little, if any, market activity for the asset.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the level in the fair value hierarchy within which the fair value measurement in its entirety falls has been determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment and considers factors specific to the asset.

Overall, transfers between levels are attributable to a change in the observability of inputs. Assets and liabilities are transferred to a lower level in the hierarchy when a significant input cannot be corroborated with market observable data. This may occur when market activity decreases and underlying inputs cannot be observed, current prices are not available, and/or when there are significant variances in quoted prices, thereby affecting transparency. Assets and liabilities are transferred to a higher level in the hierarchy when circumstances change such that a significant input can be corroborated

with market observable data. This may be due to a significant increase in market activity including recent trades, a specific event, or one or more significant input(s) becoming observable. All transfers between levels are recognized at the beginning of the reporting period in which the transfer occurred.

The policies and procedures utilized to review, account for, and report on the value and level of the Company's securities were determined and implemented by the Finance division. The Investments division is responsible for the processes related to security purchases and sales and provides valuation and leveling input to the Finance division when necessary. Both divisions within the Company have worked in conjunction to establish thorough pricing, review, approval, accounting, and reporting policies and procedures around the securities valuation process.

***Due to/from affiliates***

Due to affiliates includes non-interest bearing amounts which are limited to proceeds of administration fees collected and due upon receipt of such fees. Additionally, due from affiliates includes non-interest bearing amounts related to income taxes and are due on demand.

***Software***

Capitalized software is recorded at cost, net of amortization. Amortization expense is recorded on the straight-line method based on estimated useful lives of five years.

***Administration fees***

Administration fees are recognized when earned and include mutual fund service fees and fees for other asset-based financial services provided to individual and institutional clients by the Company on behalf of the funds. The Company earns mutual fund service fees for shareholder and administration services based upon the daily balances of client assets invested in the funds or participant counts. Administration fees may vary with changes in the balances of client assets due to market fluctuations or client activity.

***Commission income***

The Company recognizes commission income on a trade-date basis.

***Investment income***

Interest income from fixed maturities and short-term investments is recognized when earned. Realized and unrealized investment gains and losses are reported as a component of investment income and are determined on a specific identification basis.

***Income taxes***

The Company is included in a consolidated income tax return filed by Lifeco U.S. ("US Consolidated group"). Income taxes are recorded using an asset and liability approach that, among other provisions, requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences in amounts that have been recognized in the Company's financial statements and tax returns. In estimating future tax consequences, all expected future events (other than the enactments or changes in the tax laws or rules) are considered. A valuation allowance is provided to the extent that it is more likely than not that deferred tax assets will not be realized. The effect on deferred taxes from a change in tax rates is recognized in income in the period that includes the enactment date.

The Company is consolidated in the financial statements included within Form 10-K which is filed by its parent company, GWL&A, and includes GWL&A's subsidiaries ("10K Group"). For financial reporting purposes, the 10K Group accounts for income taxes based on the separate return method. Under this method, current and deferred income tax expense or benefit for the period is determined on a stand-alone basis. The Company accounts for income taxes on the modified

separate return method on its separate company financial statements. Under this method, current and deferred tax expense or benefit is determined on a separate return basis but consideration is given to taxable income or losses from other members of the Non-life Subgroup in evaluating the realizability of its deferred tax assets.

The method of settling income tax payables and receivables among the US consolidated group is subject to a written agreement ("Tax Sharing Agreement") approved by the Board of Directors, whereby settlement is made on a separate return basis (i.e. the amount that would be due to or from the jurisdiction had an actual separate company return been filed) except for the current utilization of any net operating losses and other tax attributes by members of the Non-life Subgroup which can lead to receiving a payment when none would be received from the jurisdiction had a real separate company return been required. As such, the Company recognizes a current tax benefit to the extent that net operating losses off-set taxable income of affiliates. Losses that are not utilized create a deferred tax asset which has a full valuation allowance on current and prior year unused losses.

## 2. Application of Recent Accounting Pronouncements

***Recently adopted accounting pronouncements***

In April 2015, the FASB issued ASU 2015-05, *Customer's Accounting for Fees Paid in a Cloud Computing Arrangement (Subtopic 350-40).* The update requires the Company to determine if the cloud computing arrangement contains a software license and if so, apply the accounting requirements for other intangible assets. The update also supersedes the requirement to apply lease accounting requirements by analogy for lease classification. If the arrangement is not a software license, then the Company applies accounting requirements for a service requirement. The update is effective for annual periods beginning after December 15, 2015, with early adoption permitted. The adoption of this ASU did not have a material effect on the Company's financial position or results of operations.

***Future adoption of new accounting pronouncements***

In May 2014, the FASB issued ASU No. 2014-09 ("ASU 2014-09"), *Revenue from Contracts with Customers (Topic 606).* The update outlines a comprehensive accounting model for revenue arising from customer contracts and supersedes most current revenue recognition guidance, including industry-specific guidance. While the update does not apply to insurance contracts within the scope of Topic 944, it does apply to fee income earned by the Company which includes fees from assets under management, assets under administration, shareholder servicing, administration and recordkeeping services, and investment advisory services. The core principle of the model requires that an entity recognizes revenue for the transfer of goods or services equal to the amount that it expects to be entitled to receive for those goods or services. The update also requires increased disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts. The FASB has also issued several updates to ASU 2014-09 including ASU 2016-08, *Revenue from Contracts with Customers: Principal versus Agent Considerations* (improving the operability and understandability of the implementation guidance on principal versus agent considerations), ASU 2016-10, *Revenue from Contracts with Customers: Identifying Performance Obligations and Licensing* (reducing the cost and complexity of applying the guidance on identifying promised goods or services and to improve the operability and understandability of the licensing implementation guidance), ASU 2016-12, *Revenue from Contracts with Customers: Narrow-Scope Improvements and Practical Expedients* (amending the guidance on collectability, non cash consideration, presentation of sales tax, and transition) and ASU 2016-20, *Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers* (amending the guidance on contract costs, certain disclosure requirements, etc.). In adopting ASU 2014-09, the Company may use either a full retrospective or a modified retrospective approach. The update is effective for public business entities for interim and annual periods beginning after December 15, 2017. Early adoption is permitted as of accounting periods beginning after December 15, 2016. The Company's evaluation of ASU 2014-09 is ongoing and not complete. The FASB has issued and may issue in the future, interpretative guidance, which may cause the evaluation to change. While the Company anticipates some changes to revenue recognition, it does not currently believe ASU 2014-09 will have a material effect on its financial statements.

In June 2016, the FASB issued ASU 2016-13, *Financial Instruments: Credit Losses: Measurement of Credit Losses on Financial Instruments*. This update amends guidance on the impairment of financial instruments by adding an impairment model that is based on expected losses rather than incurred losses and is intended to result in more timely recognition of losses. The standard also simplifies the accounting by decreasing the number of credit impairment models that an entity can use to account for debt instruments. The update is effective for fiscal years and interim periods within those beginning after December 15, 2019 and early adoption is permitted for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact of this update on its financial statements.

In January 2016, the FASB issued ASU 2016-01, *Recognition and Measurement of Financial Assets and Financial Liabilities (Subtopic 825-10)*. The amendments in this update address certain aspects of recognition, measurement, presentation, and disclosure of financial instruments by requiring equity investments (except those accounted for under the equity method of accounting) to be measured at fair value with changes in fair value recognized in net income, simplify the impairment assessment of equity investments without readily determinable fair values by requiring a qualitative assessment to identify impairment, eliminating the requirement to disclose the fair value of financial instruments measured at amortized cost, separate presentation of financial assets and liabilities by measurement category and form of financial assets (i.e. securities or loans and receivables) on the balance sheet or notes to the financial statements, requiring entities to present separately in other comprehensive income the total change in the fair value of a liability resulting from a change in the instrument-specific credit risk (i.e. "own credit") when the entity has elected to measure the liability at fair value in accordance with the fair value option for financial instruments, and clarify that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets. The update is effective for fiscal years beginning after December 15, 2017, and interim periods within those fiscal years. The ASU also permits earlier adoption for its own credit provision. The Company is currently evaluating the impact of this update on its financial statements.

## 3. Related Party Transactions

In November 2015, the Company entered into a revolving credit facility agreement with GWL&A in the amount of $50 million to cover cash deficiencies due to the simultaneous sale and purchase of assets by plan participants. Either party may terminate this credit facility upon 30 days written notice. Interest accrues at a fixed per annum rate equal to the three month LIBOR on the date an advance is funded plus 35 basis points. The Company also pays a commitment fee of 10 basis points per year on the daily unused portion of the credit facility. At December 31, 2016, there were no borrowings or outstanding amounts related to this facility.

The Company provides recordkeeping and administrative services for certain affiliates and receives corporate support and administrative services from certain affiliates as outlined in the table below:

| Description | Related Party | Year ended December 31, 2016 | Statement of Operations Location |
|---|---|---|---|
| Received trading services to certain underlying funds and/or mutual funds of and on behalf of its affiliates and earned administration fees. Passed revenue through to affiliates and did not retain any payment for these services. | GWL&A<br>Great-West Life & Annuity Insurance Company of New York ("GWNY")[(1)]<br>Great-West Trust Company, LLC [(1)]<br>Great-West Financial Retirement Plan Services ("RPS") [(1)]<br>FASCore, LLC [(1)]<br>Emjay Corporation [(1)] | $396,148,005 | Service level agreement expenses |
| Provided shareholder and administration services. At December 31, 2016, the Company had an outstanding accounts receivable balance from Great-West Funds for $1,634,098 included in fees receivable on the balance sheet. | Great-West Funds, Inc. [(2)] | 8,740,938 | Administration fees |
| Provided shareholder and administration services. At December 31, 2016, the Company had an outstanding accounts receivable balance from Putnam for $3,799,453 included in fees receivable on the balance sheet. | Putnam Investments, LLC [(3)] | 15,852,067 | Administration fees |
| Received corporate support service and other administrative services | GWL&A | 143,374 | General and administrative expenses |

[(1)] A wholly-owned subsidiary of GWL&A
[(2)] An open-end management investment company, which is an affiliate of GWL&A
[(3)] A wholly-owned subsidiary of Lifeco U.S.

Additionally, in accordance with the administrative services agreement, GWL&A incurred $12,906,071 in general expenses on behalf of the Company, primarily related to salaries and benefits, investment expenses, and legal fees. These expenses were not allocated to the Company but were retained by GWL&A in accordance with the administrative services agreement.

The following table summarizes amounts due from affiliates:

| **Related party** | **Indebtedness** | **Due date** | **December 31, 2016** |
|---|---|---|---|
| Lifeco U.S. | On account | On demand | $ 23,373 |

The following table summarizes amounts due to affiliates:

| **Related party** | **Indebtedness** | **Due date** | **December 31, 2016** |
|---|---|---|---|
| GWNY | On account | Upon receipt | $ 2,358,976 |
| GWL&A | On account | Upon receipt | 37,794,871 |
| FASCore, LLC | On account | Upon receipt | 17,364,528 |
| RPS | On account | Upon receipt | 6,702,153 |
| GW Trust Co | On account | Upon receipt | 2,466,202 |
| Emjay Corporation | On account | Upon receipt | 768,240 |
| Total | | | $ 67,454,970 |

Based on the relationships discussed above, the accompanying financial statements are not necessarily indicative of the conditions that would exist or the results of operations that would prevail if the Company were operated as an unaffiliated entity.

## 4. Fair Value Measurements

***Recurring fair value measurements***

The following tables present the Company's financial assets carried at fair value on a recurring basis by fair value hierarchy category:

| | Assets measured at fair value on a recurring basis | | | |
|---|---|---|---|---|
| | December 31, 2016 | | | |
| Assets | Quoted prices in active markets for identical assets (Level 1) | Significant other observable inputs (Level 2) | Significant unobservable inputs (Level 3) | Total |
| Fixed maturities: | | | | |
| U.S. agencies | $ — | $ 10,686,956 | $ — | $ 10,686,956 |
| Short-term investments | 5,295,663 | — | — | 5,295,663 |
| Total assets | $ 5,295,663 | $ 10,686,956 | $ — | $ 15,982,619 |

The methods and assumptions used to estimate the fair value of the Company's financial assets carried at fair value on a recurring basis are as follows:

***Fixed maturity investments***

The fair values for fixed maturity investments are generally based upon evaluated prices from independent pricing services. Fair value estimates are made at a specific point in time, based on available market information and judgments about financial instruments, including estimates of the timing and amounts of expected future cash flows and the credit standing of the issuer or counterparty.

***Short-term investments***

The fair value of short-term investments, which consists of highly liquid money market securities, is based upon exchange close market prices.

## 5. Income Taxes

The benefit for income taxes is comprised of the following for the year ending December 31, 2016:

| | |
|---|---|
| Current | $ (15,969) |
| Deferred | (22,860) |
| Total income tax benefit | $ (38,829) |

The following table presents a reconciliation between the statutory federal income tax rate and the Company's effective federal income tax rate for the year ended December 31, 2016:

| | |
|---|---|
| Statutory federal income tax rate | 35.0% |
| Income tax effect of: | |
| State income taxes net of federal benefit | 1.0% |
| Effective federal income tax rate | 36.0% |

Deferred income taxes represent the tax effect of the differences between the book and tax bases of assets and liabilities. The income tax effect of temporary differences, which give rise to the deferred tax assets and liabilities as of December 31, 2016 are as follows:

| Deferred Taxes | Deferred tax asset | Deferred tax liability |
|---|---|---|
| Investments | $ 26,555 | $ — |
| Depreciation | — | (4,667) |
| Net operating loss carryforward | 87,006 | — |
| Less: valuation allowance | (87,006) | — |
| Total deferred taxes | $ 26,555 | $ (4,667) |

The Company files income tax returns in the U.S. federal jurisdiction and various states. With few exceptions, the Company is no longer subject to U.S. federal income tax examinations by tax authorities for years 2012 and prior. Tax years 2013 through 2015 are open to federal examination by the Internal Revenue Service. The Company does not expect significant increases or decreases to unrecognized tax benefits relating to federal, state, or local audits.

Included in due from affiliates at December 31, 2016 is $23,373 of income taxes receivable from affiliates related to the consolidated income tax return filed by Lifeco U.S. and certain subsidiaries.

## 6. Software

The software consisted of the following at December 31, 2016:

| | |
|---|---|
| Software | $ 100,000 |
| Accumulated amortization expense | (20,000) |
| | $ 80,000 |

## 7. Regulatory Requirements

The Company is subject to the Uniform Net Capital Rule ("Rule 15c3-1") of the Securities and Exchange Commission. The Company computes net capital in accordance with the Alternative standard as prescribed under Rule 15c3-1(a)(1)(ii). The Alternative standard requires minimum net capital of $250,000 or 2% of aggregate debit items, whichever is greater. Rule 15c3-1 also prohibits withdrawals of equity or the payment of dividends if net capital would be less than 120% of the minimum requirement or if net capital would be less than 5% of aggregate debit items. At December 31, 2016, the Company had net capital of $12,276,759 which was $12,026,759 in excess of its required net capital of $250,000.

## 8. Contingencies

From time to time, the Company may be threatened with, or named as a defendant in, lawsuits, arbitrations, and administrative claims. Any such claims that are decided against the Company could harm the Company's business. The Company is also subject to periodic regulatory audits and inspections which could result in fines or other disciplinary actions. Unfavorable outcomes in such matters may result in a material impact on the Company's financial position, results of operations, or cash flows.

## 9. Subsequent Events

Management has evaluated subsequent events through the date the financial statements were issued for potential recognition or disclosure in the Company's financial statements. No subsequent events have occurred requiring its recognition or disclosure in the Company's financial statements.

## GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1
Under the Securities Exchange Act of 1934
December 31, 2016

| | | |
|---|---|---|
| Net Capital | | |
| Total stockholder's equity | $ | 13,659,628 |
| Deduct stockholder's equity not allowable for net capital | | — |
| Total stockholder's equity qualified for net capital | $ | 13,659,628 |
| Deduct non-allowable assets | | (595,190) |
| Other deductions and/or charges | | (90,000) |
| Net capital before haircuts on securities positions (tentative net capital) | $ | 12,974,438 |
| Deduct haircuts on securities | | (697,679) |
| Net Capital | $ | 12,276,759 |
| Alternate net capital requirement | | |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 250,000 |
| Excess net capital | $ | 12,026,759 |
| Net capital in excess of 120% of the minimum net capital requirement | | 11,976,759 |

There were no material differences between the computation of net capital above as compared to amounts reported by GWFS Equities, Inc. in its unaudited Form X-17a-5 Part IIA as of December 31, 2016, filed with the Financial Industry Regulatory Authority, Inc. on January 25, 2017.

## GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Computation of Determination of Reserve Requirements for Brokers and
Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of December 31, 2016

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

# GWFS Equities, Inc.

(A wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)
Information Relating to the Possession or Control for Brokers and
Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934
As of December 31, 2016

The Company is exempt from the possession or control requirements of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraphs (k)(2)(i) and (k)(2)(ii) of the Rule.

GREAT-WEST FINANCIAL EMPOWER RETIREMENT

VIA OVERNIGHT EXPRESS COURIER

February 27, 2017

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

Securities & Exchange Commission
450 5th Street NW
Washington, DC 20549-0001

Re: GWFS Equities, Inc. Audited Financial Statements

To Whom It May Concern:
In compliance with applicable statutes, rules and regulations, enclosed is a copy of the audited financial statements for GWFS Equities, Inc. for fiscal year-end December 31, 2016.

If you have any questions or require additional documents, please do not hesitate to contact me at 303-737-6595.

Thank you,

Teresa Luiz

Teresa Luiz, CSCP, FLMI
Senior Manager, Securities Compliance
GWFS Equities, Inc., a Great-West Company
8515 E. Orchard Road, 2T3
Greenwood Village, CO 80111
Direct 303-737-6595
Fax 303-801-5243
teresa.luiz@gwl.com

GREAT-WEST FINANCIAL™

# GWFS Equities, Inc.
# (a wholly-owned subsidiary of Great-West Life & Annuity Insurance Company)

*(SEC I.D. No. 8-33854)*
*Financial Statements and Supplemental Schedules as of and for the Year Ended December 31, 2016 and Report of Independent Registered Public Accounting Firm*

*Filed Pursuant to Rule 17a-5(e)(3)*
as a PUBLIC DOCUMENT